Exhibit 99.1

NAVIGATOR GAS ANNOUNCES PRICING OF UPSIZED SECONDARY PUBLIC OFFERING BY SELLING SHAREHOLDER AND CONCURRENT REPURCHASE OF SHARES BY NAVIGATOR GAS

LONDON, March 20, 2026 (GLOBE NEWSWIRE) — Navigator Holdings Ltd. (NYSE: NVGS) (“Navigator Gas,” the “Company,” “we,” or “our”) announced today the upsize and pricing of the previously announced public offering (the “Secondary Offering”) of a total of 8,000,000 shares of the Company’s common stock (the “Offered Shares”) by BW Group Limited, as the selling shareholder of the Company (the “Selling Shareholder”), at a public offering price of $17.50 per share (the “Public Offering Price”). The Secondary Offering is expected to close on or about March 23, 2026, subject to customary closing conditions.

The Company is not offering any shares of its common stock in the Secondary Offering and will not receive any proceeds from the sale of its shares of common stock in the Secondary Offering.

In addition, as previously announced, the Company intends to purchase from the underwriters in the Secondary Offering 3,500,000 shares of common stock (the “Share Repurchase”), at a price per share equal to the Public Offering Price. No underwriting discount or commissions will be paid to the underwriters with respect to the shares of our common stock we intend to purchase from the underwriters. The Share Repurchase is expected to be funded with cash on hand. The terms and conditions of the Share Repurchase were approved by the Board of Directors of the Company. The Share Repurchase is conditioned upon the completion of the Secondary Offering, as well as the satisfaction of customary closing conditions, and is expected to close concurrently with the completion of the Secondary Offering. The completion of the Secondary Offering is not conditioned upon the completion of the Share Repurchase.

Citigroup, DNB Carnegie, Fearnley Securities and Pareto Securities are acting as joint book-running managers for the Secondary Offering.

A shelf registration statement on Form F-3 relating to the shares of the Company’s common stock subject to this Secondary Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2023 and declared effective on July 11, 2023. The Secondary Offering will be made only by means of a prospectus supplement and the accompanying prospectus to be filed with the SEC that form a part of the registration statement. Prospective investors should read the preliminary prospectus supplement and accompanying prospectus or other documents that Navigator Gas has filed with the SEC for more complete information about Navigator Gas and the Secondary Offering. When available, copies of the final prospectus supplement and the accompanying prospectus can be accessed for free through the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (Tel: 800-831-9146); DNB Carnegie., 30 Hudson Yards, 81st Floor, New York, New York 10001, Attention: Compliance, (Email: compliance.marketsinc@dnb.no); Fearnley Securities, Dronning Eufemias Gate 8, P.O. Box 748 Sentrum, N-0194 Oslo (Email: prospectus@fearnleys.com); or Pareto Securities, Dronning Mauds Gate 3, P.O. Box 1411 Vika, 0115 Oslo (Email: pscomplianceoslo@paretosec.com).

Fearnley Securities AS and Pareto Securities AS are not U.S. registered broker-dealers and may not make sales of any shares in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that either Fearnley Securities AS or Pareto Securities AS intends to effect sales of shares in the United States, it will do so only through its respective U.S. registered broker-dealer, Fearnley Securities Inc. or Pareto Securities Inc., or otherwise as permitted by applicable U.S. law. The activities of Fearnley Securities AS and Pareto Securities AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Navigator Gas

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 55 semi- or fully-refrigerated liquefied gas carriers, 26 of which are ethylene and ethane capable.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com

Randy Giveans

EVP - Investor Relations & Business Development

Email: randy.giveans@navigatorgas.com

1200 Smith Street, Suite 1000, Houston, Texas, U.S.A. 77002

Tel: +1-713-373-6197

Alexander Walster

Media Contact

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain “forward-looking” statements (as defined by the SEC), including statements concerning the conduct of the Secondary Offering, the size and terms of the Secondary Offering, the expected timing of the closing of the Secondary Offering, the conduct of the Share Repurchase and the size and terms of the Share Repurchase. All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator Gas files with the SEC.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial